ENCORE ACQUISITION COMPANY
777 Main Street, Suite 1400
Fort Worth, Texas 76102
December 1, 2009
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Encore Acquisition Company Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 24, 2009 Schedule 14A Definitive Proxy Statement Filed April 3, 2009 File No. 001-16295
     This memorandum sets forth the responses of Encore Acquisition Company (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 30, 2009 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed on February 24, 2009 and its Schedule 14A Definitive Proxy Statement filed on April 3, 2009 (File No. 001-16295). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Environmental Matters and Regulation, page 16
Site Remediation, page 16
1.	We note your disclosure stating there is evidence that petroleum spills or releases have occurred at some of the properties owned or leased by you which may be subject to CERCLA, RCRA, and analogous state laws and that you may incur remediation costs. In addition, we understand there have been known releases of hazardous substances, wastes, or hydrocarbons at your properties associated with the Elk Basin assets, and that you are exposed to other unknown or unasserted liabilities relating to these assets based on events that occurred prior to ENP’s acquisition, which you indicate could adversely affect your results of operations, financial condition, and cash flows. Please disclose the extent to which you have accrued for these contingent liabilities and your estimate of reasonably possible additional loss, or if you believe disclosure would not be meaningful or required to comply with paragraphs 9 through 12 of SFAS 5 and the guidance in FIN 14, explain your rational and submit this information supplementally.

Response:

The Company has not accrued for any contingent liabilities related to Encore Energy Partners LP’s (“ENP”) Elk Basin assets, other than contingent liabilities associated with the Elk Basin gas processing plant as disclosed on page 17 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”). The disclosure on page 17 of the Form 10-K is intended to put investors on notice that there exists a possibility of additional environmental liabilities associated with the historical operation of the Elk Basin assets, particularly since the purchase agreement related to the acquisition of the Elk Basin assets allocates those liabilities to the Company. The Company is not presently aware of any contingent liabilities associated with those assets (other than the gas processing plant) that are both reasonably probable and estimable and, accordingly, has not made any accrual.
Critical Accounting Policies and Estimates, page 65
2.	We note that you consider the testing of goodwill and intangible assets for impairment to involve critical accounting estimates. In future filings, please expand your disclosure relating to such testing for any reporting unit that does not have a fair value substantially in excess of its carrying value, to address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulations S-K.
(a)	The percentage by which the fair value of your reporting units exceeded the carrying values as of the date of the most recent test.

(b)	The amount of goodwill allocated to each reporting unit.

(c)	A description of the method and key assumptions used to measure the fair value of each reporting unit also indicating how the key assumptions were determined.

(d)	To the extent possible, specific details about the degree of uncertainty associated with key assumptions used to measure the fair value of each reporting unit.

(e)	A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of each reporting unit.

(f)	Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

(g)	If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.
If you conclude and disclose either that no material amount of goodwill exists at reporting units which are at risk of failing step one of the impairment test, or that there is no such risk for any of your reporting units, we would not regard disclosure of the information outlined in the various points above to be necessary.

Response:

The Company acknowledges the Staff’s comment and will revise future filings accordingly. The Company also notes that, at December 31, 2008, none of the Company’s reporting units were at risk of failing step one of the impairment test.
Financial Statements, page 75
Note 20- Subsequent Events — Unaudited, page 127
3.	We note you have labeled your subsequent events note as unaudited. Tell us why you believe the information in this note, other than the disclosures required by SFAS 69, does not need to be audited by your independent accountants in accordance with AU §560.

Response:

The matters disclosed within the subsequent events note are nonrecognized subsequent events that provide evidence about conditions that did not exist at the balance sheet date but that arose after that date and before the Company’s financial statements were issued. It was concluded that these events were not of such a nature that disclosure of them was required to keep the financial statements from being misleading as the matters did not have a material effect on the financial statements. In arriving at this conclusion, the Company considered that execution of derivative contracts and awards of equity instruments occur in the normal course of the Company’s business. In addition, with respect to the purchase and sale agreement described in the subsequent events footnote, the Company views these types of transactions with ENP and its operating subsidiary, Encore Energy Partners Operating LLC (“OLLC”), as having little effect on the Company’s consolidated financial statements since both ENP and OLLC were, at the time of the disclosure, majority owned, consolidated subsidiaries of the Company. The Company included the disclosures in its financial statements because it believed that the information was good informational disclosure for investors. For the reasons stated above, the footnote was labeled as unaudited. However, the Company’s auditors have confirmed that they performed the necessary procedures under AU Section 560, Subsequent Events, for such disclosures to be labeled audited. As a result, the Company will label disclosures of this type as audited in future filings with the Commission.
Schedule 14 A Definitive Proxy Statement, filed April 3, 2009 General
4.	Please confirm in writing that you will comply with the following comments relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Response:

The Company hereby confirms that it will comply with the following comments relating to its future proxy statement filings. An example of the Company’s proposed disclosure in response to each comment is included below.
Executive Officers, page 14
5.	We note ambiguities in the biographical sketch for Mr. Treadway on page 16, in particular, the period from 2002 through February 2007. Please expand your disclosure to include the specific information required by Item 401(e) of Regulation S-K. Revise your disclosure as necessary to provide the month and year for each position held during the past five years and the name and principal business of each such employer, and eliminate all gaps and ambiguities in that regard.

Response:

In its proxy statement for the annual meeting to be held in 2010 (the “2010 Proxy Statement”), the Company proposes to revise Mr. Treadway’s biographical sketch as follows:
“Mr. Treadway has been Senior Vice President—Land of EAC since February 2008 and served as EAC’s Vice President—Land from April 2003 to February 2008. Mr. Treadway has also served as Senior Vice President—Land of Encore Energy Partners GP LLC since February 2008 and served as its Vice President—Land from February 2007 (inception) to February 2008. From May 2000 to April 2003, Mr. Treadway held various positions of increasing responsibility in EAC’s land department. Prior to joining EAC in May 2000, Mr. Treadway served as a landman at Coho Resources. Mr. Treadway received a Bachelor of Science in Petroleum Land Management from the University of Southwestern Louisiana.”
Executive Compensation, page 18
Peer Group Comparisons, page 19
6.	We note your disclosure that you generally target total direct compensation (base salary, annual cash bonus, and long-term equity-based incentives) for your executive officers at between the 50th and 75th percentiles of total direct compensation for similar positions in your peer group of companies. Disclose the actual percentiles in comparison to the peer group with respect to the total compensation paid and each element of compensation paid to your named executive officers. To the extent actual compensation was outside the targeted percentiles, please explain why.

Response:

In the 2010 Proxy Statement, the Company proposes to provide disclosure comparable to the following:

“In general, the Compensation Committee attempts to target total direct compensation (base salary, annual cash bonus, and long-term equity-based incentives) for executive officers at between the 50th and 75th percentiles of total direct compensation for similar positions in our peer group, although total direct compensation may be lower than the 50th percentile or higher than the 75th percentile based on corporate performance, individual performance, individual experience, and other factors, including difficulties in estimating compensation trends for the peer group. We believe that targeting total direct compensation at between the 50th and 75th percentiles, while maintaining flexibility to pay outside that range, is necessary in order for us to attract, retain, and motivate executive talent in a very competitive energy marketplace. In evaluating total direct compensation and its components for 2009, our Compensation Committee worked with its outside consultant to estimate what awards would meet the targeted percentiles based on prior-year historical data for the peer group and general expectations of peer group awards for 2009. Neither the Compensation Committee nor its outside consultant, however, created any actual forecasts of peer group awards for 2009. The process of forecasting awards at companies in the peer group is a subjective process that takes into account many factors, including prevailing market conditions at the time of the award and expectations regarding such conditions for the ensuing year.”
At the time the 2010 Proxy Statement is prepared, the Company would not be in a position to provide relative percentiles represented by total direct compensation or its components (other than annual base salary) for 2009 because current market data for peer companies would not be available; that is, most of the peer companies are making compensation decisions at the same time. The Company will provide disclosure of relative percentiles represented by annual base salary to the extent such information is available and relied upon by the Compensation Committee.

If the Compensation Committee believes that actual compensation for 2009 will be outside the targeted percentiles (as determined as set forth above), the Company will include an explanation as to why the Compensation Committee thought such deviations were appropriate under the circumstances.
Base Salaries, page 21
7.	We note your disclosure that the base salary for Mr. I. Jon Brumley was not targeted at between the 50th and 75th percentiles of base salaries for similar positions in your peer group of companies, as these companies did not have a comparable position. Expand your discussion to provide detailed disclosure regarding how his base salary is determined. See Items 402(b)(1)(iv)-(v) and Item 402(b)(2)(vii) of Regulation S-K.

Response:

In the 2010 Proxy Statement, the Company proposes to provide disclosure comparable to the following with respect to the determination of Mr. I. Jon Brumley’s base salary for 2010:
“In evaluating the adequacy of the base salaries of our named executive officers for 2010, the Compensation Committee considered the historical and expected future performance of each executive and competitive market data. In general, the Compensation Committee targets base salaries for our named executive officers at between the 50th and 75th percentiles of base salaries for similar positions in our peer group, except for Mr. I. Jon Brumley for whom other companies did not have a comparable position. In determining the base salary for Mr. I. Jon Brumley, the Compensation Committee considered the following factors: historical contribution to the growth and development of the Company’s business, the expected contribution in 2010 to the day-to-day management of the Company’s business and affairs, influence on the Company’s strategic direction, the amount of Mr. Brumley’s base salary in relation to the other named executive officers, the importance of providing appropriate incentives for the performance of his duties as Chairman, the lack of any separate compensation for Mr. Brumley (as compared to non-employee directors) in his capacity as a director of the Company, and the amount of Mr. Brumley’s stock ownership in the Company.”

The Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or need additional information, please contact Robert C. Reeves, Chief Financial Officer of the Company, at (817) 339-0918 or Sean T. Wheeler of Baker Botts L.L.P. at (713) 229-1268.